Exhibit 99.1

ADC Therapeutics Announces Presentations at the 2021 ASCO Annual Meeting

Posters to highlight ZYNLONTA™ LOTIS-2 subgroup analyses, ZYNLONTA™ LOTIS-5 confirmatory trial and Cami in advanced solid tumors

LAUSANNE, Switzerland, May 19, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, announced today three abstracts have been selected for poster presentations at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting, which is being held virtually June 4-8, 2021.

“We are pleased that research from our lead programs will be shared with the oncology community at the 2021 ASCO Annual Meeting,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “On the heels of the accelerated FDA approval of ZYNLONTA™ (loncastuximab tesirine-lpyl), we continue to advance our deep pipeline to deliver next-generation ADC therapies to patients with hematologic and solid tumor cancers.”

Poster Presentation Details

Title: Duration of response to loncastuximab tesirine in relapsed/refractory diffuse large B-cell lymphoma by demographic and clinical characteristics: Subgroup analyses from LOTIS 2
Track: Hematologic Malignancies - Lymphoma and Chronic Lymphocytic Leukemia

Date/Time: On demand beginning June 4 at 9 a.m. EDT
Presenter: Paolo F. Caimi, MD, University Hospitals Cleveland Medical Center and Case Comprehensive Cancer Center, Case Western Reserve University

Abstract Number: 7546

Title: Phase 3 randomized study of loncastuximab tesirine plus rituximab versus immunochemotherapy in patients with relapsed/refractory (R/R) diffuse large B-cell lymphoma (DLBCL): LOTIS-5
Track: Hematologic Malignancies - Lymphoma and Chronic Lymphocytic Leukemia

Date/Time: On demand beginning June 4 at 9 a.m. EDT
Presenter: Mehdi Hamadani, MD, Professor of Internal Medicine at the Medical College of Wisconsin, Division of Hematology & Oncology

Abstract Number: TPS7574

Title: A Phase 1b, open-label, dose-escalation study to evaluate camidanlumab tesirine (Cami) as monotherapy in patients (pts) with advanced solid tumors
Track: Developmental Therapeutics—Immunotherapy

Date/Time: On demand beginning June 4 at 9 a.m. EDT
Presenter: Igor Puzanov, MD, Clinical Professor of Medicine, Jacobs School of Medicine and Biomedical Sciences, University at Buffalo

Abstract Number: 2556

About ZYNLONTA™ (loncastuximab tesirine-lpyl)

ZYNLONTA™ is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death. The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

The FDA approval was based on data from LOTIS-2, a large (n=145) Phase 2 multinational, single-arm clinical trial of ZYNLONTA for the treatment of adult patients with r/r DLBCL following two or more prior lines of systemic therapy. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with very difficult to treat disease, including patients with high-grade B-cell lymphoma. The trial also enrolled patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, and patients who had stem cell transplants and CAR-T therapy prior to their treatment with ZYNLONTA. Results from the trial demonstrated an overall response rate (ORR) of 48.3% (70/145 patients), which included a complete response (CR) rate of 24.1% (35/145 patients) and a partial response (PR) rate of 24.1% (35/145 patients). Patients had a median time to response of 1.3 months. At the most recent data cut-off for patients enrolled in the trial, the median duration of response (mDoR) was 12.58 months. In a pooled safety population the most common adverse reactions (≥20%) were thrombocytopenia, gamma-glutamyltransferase increased, neutropenia, anemia, hyperglycemia, transaminase elevation, fatigue, hypoalbuminemia, rash, edema, nausea and musculoskeletal pain. In LOTIS-2, the most common (≥10%) grade ≥3 treatment-emergent adverse events were neutropenia (26.2%), thrombocytopenia (17.9%), gamma-glutamyltransferase increased (17.2%) and anemia (10.3%).

ZYNLONTA is being evaluated in combination for earlier lines of therapy and as a monotherapy in other B-cell malignancies.

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, Cami is internalized into the cell where enzymes release the PBD-based payload killing the cell. This applies to CD25-expressing tumor cells, and also to CD25-expressing Tregs. The intra-tumoral release of its PBD payload may also cause bystander killing of neighboring tumor cells and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity.

Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL), as well as in a Phase 1a/1b clinical trial in patients with relapsed or refractory HL and non-Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

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